Exhibit 99

Excerpts from Joint Proxy Statement/Prospectus dated October 8, 1998

Risk Factors - Substantial Leverage

Each of JSC and Stone currently has a highly leveraged capital structure. as of June 30, 1998, JSC and Stone had approximately $2.1 billion and $4.5 billion of outstanding indebtedness, respectively, and JSC intends to incur additional indebtedness in connection with the Merger as described in' -- Ability to Service Debt; Liquidity' below. The level of SSCC's indebtedness could have important consequences for SSCC and its stockholders, including the following: (i) SSCC may be required to seek additional sources of capital, including additional borrowings under the existing credit agreements of JSC and Stone, other private or public debt or equity financings to service or refinance its indebtedness, none of which may be available on favorable terms,
(ii) a substantial portion of SSCC's cash flow from operations will be necessary to meet the payment of principal and interest on its indebtedness and other obligations and will not be available for use in SSCC's business, (iii) SSCC's level of indebtedness could make it more vulnerable to economic downturns, and reduce its operational and business flexibility in responding to changing business and economic conditions and (iv) SSCC will be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage. In addition, borrowings under JSC's and Stone's credit agreements will be at variable rates of interest, which will expose SSCC to the risk of increased interest rates.

Risk Factors - Ability to Service Debt; Liquidity

Stone's income (loss) before interest expense and income taxes was insufficient to cover interest expense for the six months ended
June 30, 1998 and for the year ended December 31, 1997 by $296.8 million and $618.5 million, respectively, and it is expected to continue to be insufficient through at least the remainder of 1998.
As of September 30, 1998, JSC and Stone, respectively, have scheduled principal payments for existing indebtedness (exclusive of non-recourse debt of affiliates of Stone) of approximately $2 million and $247 million in the fourth quarter of 1998, approximately $36 million and $747 million in 1999, approximately $62 million and $472 million in 2000, and approximately $2 billion and $3.1 billion thereafter.

In connection with the Merger and pursuant to an executed commitment letter, JSC intends to amend its existing credit agreement to borrow $550 million (the 'Amended JSC Credit Agreement'), $300 million of which will be provided to Stone. There can be no assurance that the Amended JSC Credit Agreement, which is subject to the execution of definitive documentation and the satisfaction of other conditions including the absence of any material adverse change at JSC or Stone and their respective subsidiaries and the absence of any material adverse change or condition in the loan or other financial markets that would have a material adverse effect on the syndication of the Amended JSC Credit Agreement, will become effective, that the terms thereof will be satisfactory to JSC or that all of the conditions to borrowing thereunder will be met. If the Amended JSC Credit Agreement does not become effective, there can be no assurance as to the extent to which any alternative financings would be available, and the terms of any such alternatives. It is expected that the funds from the Amended JSC Credit Agreement, proceeds of any divestitures and funds generated from operations will satisfy Stone's short term liquidity needs, including scheduled payments of principal and interest and anticipated capital expenditure and working capital requirements. Stone does not expect such sources of funds to be sufficient to satisfy its long term liquidity needs and will need to obtain additional debt or equity financing. There can be no assurance as to the availability or terms of any such financing.

The ability of SSCC and its subsidiaries to meet their obligations and to comply with the financial covenants contained in their respective debt instruments will be largely dependent upon the future performance of SSCC and its subsidiaries, which will be subject to financial, business and other factors affecting them. Many of these factors will be beyond SSCC's control, such as the state of the economy, the financial markets, demand for and selling prices of its products, costs of its raw materials and legislation and other factors relating to the containerboard industry generally or to specific competitors.

In the event that net proceeds from borrowings or other financing sources (including the borrowings anticipated under the Amended JSC Credit
Agreement described above) and from any divestitures and operating cash flows do not provide sufficient liquidity for SSCC and its subsidiaries (including Stone) to meet their operating and debt service requirements, SSCC will be required to pursue other alternatives to repay indebtedness and improve liquidity, including sales of other assets, cost reductions, deferral of certain discretionary capital expenditures and seeking amendments or waivers to their debt instruments.
No assurance can be given that such measures could be successfully completed or would generate the liquidity required by SSCC and its subsidiaries (including Stone) to operate its business and service its obligations.
If JSC or Stone is not able to generate sufficient cash flow or otherwise obtain funds necessary to make required debt payments, or if JSC or Stone fails to comply with the various covenants in their respective debt instruments, it would be in default under the terms thereof, which would permit the debtholders thereunder to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness of JSC and Stone, as the case may be.

Stone and JSC will need to obtain amendments and waivers under their respective credit agreements in order to waive change-of-control events of default currently contained in such credit agreements that would occur upon the consummation of the Merger and which would permit the acceleration of the indebtedness of Stone and JSC, respectively.
Both Stone and JSC are currently seeking such amendments and waivers from their respective bank lenders and believe that such amendments and waivers will be available prior to the Merger, although no assurances can be given that such amendments and waivers will be available or that they will be available on terms acceptable to Stone and JSC. Furthermore, Stone intends to obtain amendments under its credit agreement in order to extend the maturity of the revolving portion of its credit agreement (the aggregate commitment amount of $560 million) beyond its currently scheduled maturity of May 1999 and the scheduled repayment of a portion of its term loan facility (the aggregate amount of $190 million) beyond its currently scheduled repayment date of October 1999. The availability of borrowings under the Amended JSC Credit Agreement described above may be conditioned upon Stone obtaining some or all of such amendments. Stone is actively seeking such amendments but no assurances can be given whether such amendments would be available or as to the terms of such amendments. If such amendments are not obtained, the relevant portion of Stone's indebtedness will be payable as currently scheduled and, in such event, Stone will not have sufficient funds to satisfy its short-term liquidity needs and will need to obtain additional debt or equity financing. There can be no assurance as to the availability or terms of any such financings.

The Merger will constitute a "Change of Control" under Stone's $1.85 billion outstanding senior notes and $639 million outstanding subordinated notes. As a result thereof, Stone will be required to offer to repurchase the subordinated notes at a price equal to 101% of the principal amount thereof (together with accrued but unpaid interest thereon), subject to the condition precedent that Stone has first either repaid its outstanding bank debt or obtained the consent of its bank lenders to make such repurchase. In the case of the senior notes, Stone will be required to make a similar offer to repurchase the senior notes at a price equal to 101% of the principal amount thereof (together with accrued but unpaid interest thereon) unless such a repurchase would constitute an event of default under Stone's outstanding bank debt and Stone has neither repaid its bank debt nor obtained the consent of its bank lenders to such repurchase. A repurchase of the senior notes or of the subordinated notes will be prohibited by the terms of Stone's bank debt. Although the terms of the senior notes refer to an obligation to repay the bank debt or obtain the consent of the bank lenders to such repurchase, the terms do not specify a deadline, if any, following the Merger for repayment of bank debt or obtaining such consent. Stone intends to actively seek commercially acceptable sources of financing to repay such bank debt or alternative financing arrangements which would cause the bank lenders to consent to the repurchase of the senior or the subordinated notes. There can be no assurance that Stone will be successful in obtaining such financing or consents or as to the terms of any such financing or consents.
If Stone is unsuccessful in repaying its bank debt or obtaining the requisite consents from the lenders thereunder, the holders of its notes may assert that the failure to do so after some period of time constitutes a default thereunder. Certain of the notes have recently been trading at a price below 101% of the principal amount thereof, and there can be no assurance that such notes will not continue to trade at a price below 101% of the principal amount thereof at the consummation of the Merger.

Risk Factors - Restrictive Covenants; Limited Ability to Incur
               Indebtedness

JSC's and Stone's ability to incur additional indebtedness, and in certain cases, refinance outstanding indebtedness, is significantly limited or restricted under the agreements relating to JSC's and Stone's existing indebtedness, in particular their debt indentures and credit agreements. The indentures and agreements contain covenants that restrict, among other things, their ability to incur indebtedness, pay dividends, repurchase or redeem capital stock, engage in transactions with stockholders and affiliates, issue capital stock, create liens, sell assets, engage in mergers and consolidations and make investments in unrestricted subsidiaries. In addition, JSC and Stone will be limited in their ability to move capital freely within SSCC and its subsidiaries. The limitations contained in such agreements, together with the highly leveraged capital structure of SSCC and its subsidiaries, could limit the ability of SSCC and its subsidiaries to effect future debt or equity financings and may otherwise restrict their corporate activities, including their ability to avoid defaults, to provide for capital expenditures, to take advantage of business opportunities or to respond to advantageous market conditions.

At September 30, 1998, Stone had borrowing availability under its revolving credit facilities of approximately $117 million. Except for 1995, Stone has recorded net losses annually since 1992. Stone has recorded net losses of $225.7 million, $417.7 million, $126.2 million, $204.6 million, $358.7 million and $269.4 million for the first half of 1998, and for the years 1997, 1996, 1994, 1993 and 1992, respectively. Unless Stone achieves significant price increases and sustains such levels in the future, Stone will continue to incur net losses and a deficit in net cash provided by operating activities. Without additional cash generated by operations or funds from SSCC, Stone may exhaust all or substantially all of its cash resources and borrowing availability under its revolving credit facilities.
On March 26, June 5 and July 31, 1998, Stone sought and obtained amendments to certain indebtedness ratio and interest coverage ratio requirements under its credit agreement, which Stone anticipated it might not have been able to comply with. Stone may need to obtain similar amendments or waivers in the future. There can be no assurance, however, that such amendments will be obtained and in the future such lenders will, if requested, grant such relief for failure to comply with the ratios or other covenants in Stone's credit agreement.

In addition, Stone was unable to maintain the minimum subordinated capital base required under its indentures governing its approximately $1.85 billion of outstanding senior notes. Accordingly, in April 1998 Stone offered to repurchase 10% of each series of the senior notes with the consent of the lenders under its credit agreement. If, in the future, Stone continues to be unable to maintain the minimum subordinated capital base required, and the lenders do not permit such offer to repurchase to be made, the interest rate on its senior notes would increase by 50 basis points per quarter up to a maximum of 200 basis points until the minimum subordinated capital base is again attained. Beginning on the first interest payment date after July 1, 1998, the interest rates on each series of Stone's approximately $594 million aggregate outstanding senior subordinated notes has increased by 50 basis points due to Stone's inability to maintain a certain net worth as required under the applicable indentures. The interest rates will continue to increase by 50 basis points on each succeeding interest payment date up to a maximum of 200 basis points until Stone is able to obtain the required net worth.